SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Diamondback Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

25278X109
(CUSIP Number)

Arthur H. Amron, Esq.
Wexford Capital LP
411 West Putnam Avenue
Greenwich, CT 06830
(203) 862-7012
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

 June 24, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25278X109
1	Names of Reporting Person.	DB Energy Holdings LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	11,644,968*
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	11,644,968*
11	Aggregate Amount Beneficially Owned by Each Reporting Person	11,644,968*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	27.6%*
14	Type of Reporting Person	HC

* On July 1, 2013, the Underwriters (as defined in Item 4) exercised in full their option to purchase an additional 552,251 shares of Common Stock from DB Energy Holdings LLC in the Optional Offering (as defined in Item 4).  The closing of the Optional Offering is expected to occur on July 5, 2013, subject to customary closing conditions.  Upon the closing of the Optional Offering, DB Energy Holdings LLC will beneficially own 11,092,717 shares of Common Stock (26.3% of the outstanding shares of Common Stock).

CUSIP No. 25278X109
1	Names of Reporting Person.	Wexford Spectrum Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	138,928*
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	138,928*
11	Aggregate Amount Beneficially Owned by Each Reporting Person	138,928*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	0.3%*
14	Type of Reporting Person	PN

* On July 1, 2013, the Underwriters (as defined in Item 4) exercised in full their option to purchase an additional 6,589 shares of Common Stock from Wexford Spectrum Fund, L.P. in the Optional Offering (as defined in Item 4).  The closing of the Optional Offering is expected to occur on July 5, 2013, subject to customary closing conditions.  Upon the closing of the Optional Offering, Wexford Spectrum Fund, L.P. will beneficially own 132,339 shares of Common Stock (0.3% of the outstanding shares of Common Stock).

CUSIP No. 25278X109
1	Names of Reporting Person.	Wexford Catalyst Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	21,957*
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	21,957*
11	Aggregate Amount Beneficially Owned by Each Reporting Person	21,957*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	0.1%*
14	Type of Reporting Person	PN

* On July 1, 2013, the Underwriters (as defined in Item 4) exercised in full their option to purchase an additional 1,042 shares of Common Stock from Wexford Catalyst Fund, L.P. in the Optional Offering (as defined in Item 4).  The closing of the Optional Offering is expected to occur on July 5, 2013, subject to customary closing conditions.  Upon the closing of the Optional Offering, Wexford Catalyst Fund, L.P. will beneficially own 20,915 shares of Common Stock (0.05% of the outstanding shares of Common Stock).

CUSIP No. 25278X109
1	Names of Reporting Person.	Spectrum Intermediate Fund Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Cayman Island
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	468,208*
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	468,208*
11	Aggregate Amount Beneficially Owned by Each Reporting Person	468,208*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	1.1%*
14	Type of Reporting Person	OO

* On July 1, 2013, the Underwriters (as defined in Item 4) exercised in full their option to purchase an additional 22,205 shares of Common Stock from Spectrum Intermediate Fund Limited in the Optional Offering (as defined in Item 4).  The closing of the Optional Offering is expected to occur on July 5, 2013, subject to customary closing conditions.  Upon the closing of the Optional Offering, Spectrum Intermediate Fund Limited will beneficially own 446,003 shares of Common Stock (1.1% of the outstanding shares of Common Stock).

CUSIP No. 25278X109
1	Names of Reporting Person.	Catalyst Intermediate Fund Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Cayman Island
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	92,342*
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	92,342*
11	Aggregate Amount Beneficially Owned by Each Reporting Person	92,342*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	0.2%*
14	Type of Reporting Person	OO

* On July 1, 2013, the Underwriters (as defined in Item 4) exercised in full their option to purchase an additional 4,380 shares of Common Stock from Catalyst Intermediate Fund Limited in the Optional Offering (as defined in Item 4).  The closing of the Optional Offering is expected to occur on July 5, 2013, subject to customary closing conditions.  Upon the closing of the Optional Offering, Catalyst Intermediate Fund Limited will beneficially own 87,962 shares of Common Stock (0.2% of the outstanding shares of Common Stock).

CUSIP No. 25278X109
1	Names of Reporting Person.	Wexford Capital LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	12,366,403*
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	12,366,403*
11	Aggregate Amount Beneficially Owned by Each Reporting Person	12,366,403*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	29.3%*
14	Type of Reporting Person	PN

* On July 1, 2013, the Underwriters (as defined in Item 4) exercised in full their option to purchase an additional 586,467 shares of Common Stock from the Funds (as defined in Item 2).  The closing of the Optional Offering is expected to occur on July 5, 2013, subject to customary closing conditions.  Upon the closing of the Optional Offering, Wexford Capital LP will beneficially own 11,779,936 shares of Common Stock (27.9% of the outstanding shares of Common Stock).

CUSIP No. 25278X109
1	Names of Reporting Person.	Wexford GP LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	12,366,403*
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	12,366,403*
11	Aggregate Amount Beneficially Owned by Each Reporting Person	12,366,403*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	29.3%*
14	Type of Reporting Person	OO

* On July 1, 2013, the Underwriters (as defined in Item 4) exercised in full their option to purchase an additional 586,467 shares of Common Stock from the Funds (as defined in Item 2).  The closing of the Optional Offering is expected to occur on July 5, 2013, subject to customary closing conditions.  Upon the closing of the Optional Offering, Wexford GP LLC will beneficially own 11,779,936 shares of Common Stock (27.9% of the outstanding shares of Common Stock).

CUSIP No. 25278X109
1	Names of Reporting Person.	Charles E. Davidson
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	12,366,403*
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	12,366,403*
11	Aggregate Amount Beneficially Owned by Each Reporting Person	12,366,403*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	29.3%*
14	Type of Reporting Person	IN

* On July 1, 2013, the Underwriters (as defined in Item 4) exercised in full their option to purchase an additional 586,467 shares of Common Stock from the Funds (as defined in Item 2).  The closing of the Optional Offering is expected to occur on July 5, 2013, subject to customary closing conditions.  Upon the closing of the Optional Offering, Mr. Davidson will beneficially own 11,779,936 shares of Common Stock (27.9% of the outstanding shares of Common Stock).

CUSIP No. 25278X109
1	Names of Reporting Person.	Joseph M. Jacobs
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	12,366,403*
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	12,366,403*
11	Aggregate Amount Beneficially Owned by Each Reporting Person	12,366,403*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	29.3%*
14	Type of Reporting Person	IN

* On July 1, 2013, the Underwriters (as defined in Item 4) exercised in full their option to purchase an additional 586,467 shares of Common Stock from the Funds (as defined in Item 2).  The closing of the Optional Offering is expected to occur on July 5, 2013, subject to customary closing conditions.  Upon the closing of the Optional Offering, Mr. Jacobs will beneficially own 11,779,936 shares of Common Stock (27.9% of the outstanding shares of Common Stock).

SCHEDULE 13D A/2

This Amendment No. 2 to Schedule 13D (the "Amendment No. 2") modifies and supplements the Schedule 13D initially filed on October 22, 2012, as amended by Amendment No. 1 filed on December 11, 2012 (the "Statement"), with respect to the common stock, $0.01 par value per share (the “Common Stock”), of Diamondback Energy, Inc. (the “Issuer”). Except to the extent supplemented or amended by the information contained in this Amendment No. 2, the Statement remains in full force and effect.  Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

Item 2.                                Identity and Background

Item 2 is hereby amended and restated in its entirety with the following:

(a) This Statement is filed by:

(i)  DB Energy Holdings LLC (“DB Holdings”), a Delaware limited liability company, with respect to the shares of Common Stock owned by it directly;

(ii)  Wexford Spectrum Fund, L.P., (“WSF”), a Delaware limited partnership, with respect to the shares of Common Stock owned by it directly;

(iii) Wexford Catalyst Fund, L.P. (“WCF”), a Delaware limited partnership, with respect to the shares of Common Stock owned by it directly;

(iv) Spectrum Intermediate Fund Limited (“SIF), a Cayman Island exempt company, with respect to the shares of Common Stock owned by it directly;

(v) Catalyst Intermediate Fund Limited (“CIF”, and together with DB Holdings, WSF, WCF and SIF, the “Funds”), a Cayman Island exempt company, with respect to the shares of Common Stock owned by it directly;

(vi) Wexford Capital LP (“Wexford Capital”), a Delaware limited partnership, which acts either as manager, investment advisor or sub-advisor to the Funds;

(vii)  Wexford GP LLC (“Wexford GP”), a Delaware limited liability company, the general partner of Wexford Capital;

(viii)  Charles E. Davidson (“Mr. Davidson”), the Chairman and a managing member of Wexford GP; and

 (ix)  Joseph M. Jacobs (“Mr. Jacobs”), the President and a managing member of Wexford GP.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”. All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

 (b)           The address of the principal business and principal office of the Reporting Persons is c/o Wexford Capital LP, 411 West Putnam Avenue, Greenwich, CT 06830.

(c)           DB Holdings is a holding company managed by Wexford Capital.  WSF, WCF, SIF and CIF are investment funds managed by Wexford Capital. Wexford Capital is an investment advisor registered with the SEC, and manages a series of investment funds.  Wexford GP is the general partner of Wexford Capital.  Messrs. Davidson and Jacobs are the managing members of Wexford GP.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)           Wexford Capital is a Delaware limited partnership.  Each of Wexford GP and DB Holdings is a Delaware limited liability company.  Each of WSF and WCF is a Delaware limited partnership. Each of SIF and CIF is a Cayman Island exempt company. Each of Messrs. Davidson and Jacobs is a United States citizen.

Item 4.                                Purpose of the Transaction

Item 4 is hereby amended to add the following:

The Funds entered into that certain Underwriting Agreement with Credit Suisse Securities (USA) LLC, as the representative (the “Representative”) of the several underwriters named therein (the “Underwriters”), the Issuer and Gulfport Energy Corporation (the “Underwriting Agreement”), providing for an underwritten public offering of shares of Common Stock by the Funds and Gulfport Energy Corporation.  Pursuant to the Underwriting Agreement, DB Holdings, WSF, WCF, SIF and CIF agreed to sell to the Underwriters, and the Underwriters agreed to buy, 3,812,052, 45,480, 7,187, 153,271 and 30,229 shares of Common Stock, respectively (the “Firm Offering”), under the Issuer’s effective registration statement on Form S-1, initially filed with the Securities and Exchange Commission (the “Commission”) on June 7, 2013 (File No. 333-189176), as amended by Amendment No. 1 to such registration statement filed with the Commission on June 18, 2013 (“Amendment No. 1 to the Registration Statement”), and a registration statement on Form S-1MEF (File No. 333-189433), which was filed and became immediately effective on June 18, 2013 pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), and the related preliminary prospectus filed by the Issuer with the Commission on June 18, 2013 as part of Amendment No. 1 to the Registration Statement and the final prospectus filed by the Issuer with the Commission on June 19, 2013.  The Underwriters were also granted a 30-day option to purchase up to an additional 552,251, 6,589, 1,042, 22,205 and 4,380 shares of Common Stock from DB Holdings, WSF, WCF, SIF and CIF, respectively (the “Optional Offering” and, together with the Firm Offering, the “Offering”).  The purchase price paid by the Underwriters to the Funds for the shares sold in the Offering was $33.36 per share after underwriting discounts and commissions. The Firm Offering closed on June 24, 2013.  On July 1, 2013, the Underwriters exercised in full their option to purchase additional shares of Common Stock from the Funds in the Optional Offering.  The closing of the Optional Offering is expected to occur on July 5, 2013, subject to customary closing conditions.

In connection with its entry into the Underwriting Agreement, each of the Funds entered into a Lock-Up Agreement on June 18, 2013 (collectively, the “Lock Up Agreements”), pursuant to which each Fund agreed that, subject to certain exceptions, it will not offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Common Stock, whether any of these transactions are to be settled by delivery of Common Stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without in each case, the prior written consent of the Representative for a period of 60 days after the date of the final prospectus for the Offering.  Subject to the restrictions on transfers set forth in the Lock-Up Agreements discussed above, the Funds may sell additional shares of Common Stock in the future, but have no present plans to do so except for the sale of shares in the Optional Offering.

Item 5.                                Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety with the following:

(a)-(b) The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 42,161,532 shares of Common Stock outstanding as of June 18, 2013, as reported by the Issuer in the prospectus filed by the Issuer pursuant to Rule 424(b) under the Securities Act with the Commission on June 19, 2013) are as follows:

DB Energy Holdings LLC*
a)		Amount beneficially owned: 11,644,968	Percentage: 27.6%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	11,644,968
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	11,644,968
Wexford Spectrum Fund, L.P.*
a)		Amount beneficially owned: 138,928	Percentage: 0.3%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	138,928
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	138,928
Wexford Catalyst Fund, L.P.*
a)		Amount beneficially owned: 21,957	Percentage: 0.1%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	21,957
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	21,957
Spectrum Intermediate Fund Limited*
a)		Amount beneficially owned: 468,208	Percentage: 1.1%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	468,208
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	468,208
Catalyst Intermediate Fund Limited*
a)		Amount beneficially owned: 92,342	Percentage: 0.2%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	92,342
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	92,342
Wexford Capital LP*
a)		Amount beneficially owned: 12,366,403	Percentage: 29.3%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	12,366,403
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	12,366,403
Wexford GP LLC*
a)		Amount beneficially owned: 12,366,403	Percentage: 29.3%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	12,366,403
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	12,366,403
Charles E. Davidson*
a)		Amount beneficially owned: 12,366,403	Percentage: 29.3%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	12,366,403
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	12,366,403
Joseph M. Jacobs*
a)		Amount beneficially owned: 12,366,403	Percentage: 29.3%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	12,366,403
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	12,366,403

*  On July 1, 2013, the Underwriters exercised their option to purchase additional shares of Common Stock from the Funds in the Optional Offering. The closing of the Optional Offering is expected to occur on July 5, 2013, subject to customary closing conditions.  Upon the closing of the Optional Offering, (i) DB Holdings will beneficially own 11,092,717 shares of Common Stock (26.3% of the outstanding shares of Common Stock), (ii) WSF will beneficially own 132,339 shares of Common Stock (0.3% of the outstanding shares of Common Stock), (iii) WCF will beneficially own 20,915 shares of Common Stock (0.05% of the outstanding shares of Common Stock), (iv) SIF will beneficially own 446,003 shares of Common Stock (1.1% of the outstanding shares of Common Stock), (v) CIF will beneficially own 87,962 shares of Common Stock (0.2% of the outstanding shares of Common Stock) and (vi) each of Wexford Capital, Wexford GP, Davidson and Jacobs will beneficially own 11,779,936 shares of Common Stock (27.9% of the outstanding shares of Common Stock).

The total shares of Common Stock reported as beneficially owned by each of Wexford Capital, Wexford GP, Mr. Davidson and Mr. Jacobs include the shares of Common Stock reported as beneficially owned by the Funds. Wexford Capital may, by reason of its status as manager or investment manager of the Funds, be deemed to own beneficially the securities of which the Funds possess beneficial ownership. Wexford GP may, as the General Partner of Wexford Capital, be deemed to own beneficially the securities of which the Funds possess beneficial ownership. Each of Davidson and Jacobs may, by reason of his status as a controlling person of Wexford GP, be deemed to own beneficially the securities of which the Funds possess beneficial ownership. Each of Wexford Capital, Wexford GP, Davidson and Jacobs shares the power to vote and to dispose of the securities beneficially owned by the Funds.  Each of Wexford Capital, Wexford GP, Davidson and Jacobs disclaims beneficial ownership of the securities owned by the Funds and this report shall not be deemed as an admission that they are the beneficial owners of such securities except, in the case of Davidson and Jacobs, to the extent of their respective interests in the Funds.

(c)           Except as set forth in Item 4 above, none of the Reporting Persons has effected any transactions in Common Stock during the 60 days preceding the date of this Amendment No. 2.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to include the following:

In addition to the contracts, arrangements, understandings and/or relationships previously disclosed by the Reporting Persons under Item 6 of the Statement, as previously amended, the Funds entered into the Underwriting Agreement and the Lock-Up Agreements on June 18, 2013 in connection with the Offering.  The Underwriting Agreement, the Lock-Up Agreements and the Offering are described in more detail under Item 4 above.  The Underwriting Agreement was filed by the Company with the Commission as Exhibit 1.1 to its Current Report on Form 8-K on June 24, 2013 and is incorporated by reference as Exhibit A herein.

Item 7.                                Material to be Filed as Exhibits

Exhibit A:                      Underwriting Agreement, dated June 18, 2013, by and among the Funds, the Issuer, Gulfport Energy Corporation and the Representative (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K filed by the Company with the Commission on June 24, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 2, 2013	Company Name
DB ENERGY HOLDINGS LLC

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD SPECTRUM FUND, L.P.
	By:	Wexford Spectrum Advisors, L.P.
	By:	Wexford Spectrum Advisors GP LLC

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD CATALYST FUND, L.P.
	By:	Wexford Catalyst Advisors, L.P.
	By:	Wexford Catalyst Advisors GP LLC

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

SPECTRUM INTERMEDIATE FUND LIMITED

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

CATALYST INTERMEDIATE FUND LIMITED

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD CAPITAL LP
	By:	Wexford GP LLC, its General Partner

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD GP LLC

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

/s/ Joseph M. Jacobs
JOSEPH M. JACOBS

/s/ Charles E. Davidson
CHARLES E. DAVIDSON